Exhibit 15.1

April 19, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Huaneng Power International, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16 F of Form 20-F, as part of the Form 20-F of Huaneng Power International, Inc. dated April 19, 2012. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

By:  /s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Hong Kong
April 19, 2012

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com